SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/07/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
255,801

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

347,323
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
347,323

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.88%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of First Trust Aberdeen Emerging Opportunity fund
("FEO" or the "Issuer").
The principal executive offices of FEO are located at

1001 WARRENVILLE ROAD
SUITE 300
LISLE, Illinois 60532


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On October 7, 2008 the reporting persons sent the attached letter (See Exhibit 1) to the company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on 9/5/2008 there were 5,905,236 shares of common stock outstanding as of June 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 347,323 shares of FEO or 5.88% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FEO were purchased:

Date:		Shares:		Price:




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/08/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:
Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
Phone (914) 747-5262
Fax (914) 747-2150

October 7, 2008

W. Scott Jardine
Secretary
First Trust/Aberdeen Emerging Opportunity Fund
1001 Warrenville Road, Suite 300
Lisle, IL 60532

Dear Mr. Jardine:

Opportunity Income Plus L.P. is the beneficial owner of shares in the First Trust/Aberdeen Emerging Opportunity Fund (the Fund) with a value in excess of $2,000.00. We have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

The Funds prospectus contains certain lifeboat provisions in the event that the Funds shares trade at a substantial discount to their net asset value (NAV) for a prolonged period of time.
Specifically, it states that the Board of Trustees of the Fund will consider whether to commence a tender offer or share-repurchase program at the first quarterly Board meeting following a calendar year in which the Fund's Common Shares have traded at an average weekly discount from NAV of more than 10% in the last 12 weeks of that calendar year.

We believe that the 10% discount threshold was exceeded in the fourth quarter of 2007. More importantly, as of todays close the Funds discount is 24%.Since the board has failed to alleviate the pain felt by shareholders from the Funds declining NAV and a widening discount, we find it necessary to submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in managements proxy materials for the next meeting of stockholders.

********

RESOLVED: The shareholders of First Trust/ Aberdeen Emerging Opportunity Fund (the Fund) request the board of directors to authorize the Fund to conduct a self-tender offer for all outstanding shares of the Fund at net asset value (NAV). If more than 50% of the Funds outstanding shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end mutual fund.

SUPPORTING STATEMENT

Shares of the Fund have traded at a double-digit discount to NAV since May 2007. Despite the existence of certain lifeboat provisions in the prospectus that require the Board of Directors to consider actions to address a prolonged double-digit discount to NAV no action has been taken. As of October 6, 2008 the discount stood at 24%.

In light of these facts, we think the board should authorize the Fund to conduct a self-tender offer for all outstanding shares at NAV to afford shareholders an opportunity to receive full value for their shares. If a majority of the Funds outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format.
In that case, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end fund.

If you agree that the Funds persistent discount is unacceptable and would like to increase the value of your shares,please vote for this proposal.

Very truly yours,


Phillip Goldstein
Managing Member
SPAR Advisors LLC
General Partner